FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 10, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

AGREEMENT FOR OFFSHORE EXPLORATION IN THE MALVINAS BASIN

Buenos Aires, December 10, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires PBE, NYSE: PZE ) informs that its controlled company Petrobras Energía S.A. (Buenos Aires: PESA) signed with YPF and Pan American Energy an agreement for the exploration and eventual joint exploitation of blocks CAA-40 and CAA-46, located at the Malvinas Basin within the jurisdiction of the Argentine Sea, more than 200km away from the Tierra del Fuego Island.

PESA will have a 33% interest in the joint venture and the remaining 67% will be equally held by YPF and Pan American Energy, with YPF being the operator.

Two exploratory wells are scheduled to be drilled between 2009 and 2010 with an estimated investment of US$ 100 million. Drillings are to be carried out in waters with an average depth of 500m. In the event the exploratory stage is successful, major investments are planned for the development of reserves.

www.petrobras.com.ar

Date: 12/10/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney